GRATON STATION BENEFIT CORPORATION
Promissory Note

Investor Summary (Non-Binding)

• Term: 5 years minimum; after year 5, Investor may request principal back, subject to Company liquidity, available Cash Reserves and pro rata repayment.

• Interest: 5% cash annually each December; or 7.5% in Café Credit if elected.

• Repayment Timing: Requests may be repaid over multiple years depending on Company liquidity and available Cash Reserves

• Transfer: Restricted for one year under Reg CF except as permitted by law.

PROMISSORY NOTE

Date of Note: , 2026

Principal Amount: $[AMOUNT]

THIS NOTE IS ISSUED PURSUANT TO REGULATION CROWDFUNDING ("REG CF") AND IS SUBJECT TO RESTRICTIONS ON TRANSFER UNDER APPLICABLE LAW, INCLUDING A ONE-YEAR HOLDING PERIOD, EXCEPT AS PERMITTED UNDER REG CF.

1. Promise to Pay

For value received, Graton Station Benefit Corporation, a California benefit corporation (the "Company" or "Borrower"), hereby promises to pay to __[Name]__ ("Investor" or "Lender") the principal amount set forth above (the "Loan"), together with accrued and unpaid interest thereon, in accordance with the terms set forth below.

2. Interest Rate

The outstanding principal amount of the Loan shall accrue interest at a rate of 5% per annum, non-compounding, or the maximum rate permitted by applicable law, whichever is less.

Interest shall be calculated on the basis of a 365-day year and the actual number of days elapsed.

Notwithstanding anything herein, in no event shall interest exceed the maximum rate permitted under applicable usury laws.

Upon the occurrence and continuance of an Event of Default, the interest rate may increase by up to an additional 3% per annum, subject to applicable law. The Company shall provide written notice to Investors prior to applying any default interest rate.

3. Term

3.1 Initial Term; Evergreen Continuation

Investor Acknowledgment. Following the initial five (5) year term, principal repayment is Investor-initiated and subject to the limitations and pro rata allocations in Section 6, which may result in multi-year repayment.

This Note has an initial term of five (5) years from the date above.

Following the initial term, this Note shall remain outstanding until repayment of principal is requested by the Investor in accordance with this Note.

4. Payment of Interest

4.1 Payment Dates and Allocation

Interest shall be payable annually each December, beginning in December 2027.

All payments shall be applied first to accrued interest and then to outstanding principal.

Interest shall be prorated for partial periods and paid through the date of any prepayment.

4.2 De Minimis Amounts; Rounding.

The Company may round cash interest payments to the nearest whole dollar and may defer cash payments below $25 until the next payment date without additional interest, provided that all accrued but unpaid interest shall be fully paid at maturity or earlier repayment.

5. Edible Dividend Option

5.1 Café Credit Election

The Investor may elect to receive their annual interest payment in the form of café credit issued by the Company (the "Edible Dividend") instead of cash.

"Café Credit" means dollar-denominated store credit issued by the Company, redeemable at a 1:1 value for goods and services at Graton Station.

If elected, the annual return shall be increased by 50% (i.e., 5% cash becomes 7.5% café credit).

Café Credit shall:

(a) be issued on or before the applicable interest payment date;

(b) not expire, except to the extent permitted by applicable law for non-consumer or promotional programs; provided, however, that if applicable law requires cash redemption of any remaining balance below a specified threshold, the Company shall honor such redemption rights;

(c) carry no fees;

(d) be non-transferable except within the Investor's household (individuals residing at the same primary residence) or as otherwise required by law; and

(e) not be redeemable for cash except as required by law.

Café Credit shall be issued and administered in compliance with applicable laws governing stored value or gift cards, including any required cash redemption rights and escheatment or unclaimed property requirements. The Investor acknowledges that receipt of Café Credit may be taxable and that the Company may report such amounts and withhold taxes as required by law.

The Investor may opt into or out of this election at any time, with changes applying to future payment periods.

The issuance of Café Credit shall satisfy the Company's interest payment obligation for such period.

An Investor's Café Credit election (or revocation) must be received at least 15 days before the applicable interest payment date to be effective for that period; otherwise, the prior election (or default to cash if none) shall apply.

If Café Credit cannot reasonably be honored for at least 12 consecutive months due to business interruption or closure, the Company shall satisfy the interest obligation in cash for such period at the 5% cash return rate.

6. Repayment of Principal

6.1 Investor-Initiated Repayment

The Investor may request repayment of all or a portion of outstanding principal at any time after five (5) years from the date of this Note by providing written notice to the Company. Investor repayment requests shall be processed during standardized annual processing windows on December 31 of each year, with payments funded within thirty (30) days thereafter, subject to Section 6.3. Requests received after a cutoff for a given window, as reasonably determined by the Company, will be included in the next window.

The Company may designate standardized processing periods for repayment requests in order to administer pro rata allocations efficiently, provided that such designation does not materially delay the rights granted herein.

Any requested but unpaid principal shall continue to accrue interest until repaid.

6.2 Repayment of Principal; Liquidity-Based Limitations and Pro Rata Allocation

Available Cash Reserves means cash and cash equivalents on hand less amounts reasonably required for:

(i) operating expenses due within the next ninety (90) days;

(ii) taxes due or reasonably estimated to become due within the next twelve (12) months; and

(iii) a minimum operating liquidity reserve in an amount not less than $50,000 or 100% of trailing three-month average operating expenses, whichever is greater, determined in good faith by the Company consistent with a written liquidity policy adopted by the Company and applied on a consistent basis year over year.

If sufficient replacement investment is not available, the Company shall repay outstanding principal over time, subject to maintaining sufficient operating liquidity and Available Cash Reserves.

As a result, repayment of principal may occur over multiple years; the Company does not guarantee repayment in any specific year.

If multiple Investors request repayment during a given period and the Company does not have sufficient funds to satisfy all such requests in full, available funds shall be allocated on a pro rata basis among such Investors, or in another equitable manner determined by the Company in good faith.

Any portion of a repayment request that is not satisfied shall remain outstanding and be carried forward for future repayment.

The Company shall provide an annual statement to Investors within ninety (90) days after fiscal year-end via electronic delivery to the email on file summarizing:

• Calculation of Available Cash Reserves

• Total repayment requests received

• Pro rata allocation percentage

• Carryforward amounts

If repayment requests for any processing window exceed available funds for that period, unpaid amounts shall carry forward to subsequent periods and be repaid on a pro rata basis among Investors with outstanding requests, subject to available liquidity and the terms of this Section.

6.4 Temporary Liquidity Protection.

Notwithstanding anything herein, if the Company, acting in good faith, determines that payment of principal requested for a given processing window would cause the Company to fall below the minimum operating liquidity reserve specified in Section 6.3, the Company may defer such payments to the next processing window(s). Deferred amounts shall continue to accrue interest and shall be paid pro rata with other deferred requests, subject to Section 6.3.

7. Prepayment by Company

7.1 Optional Prepayment

The Company may prepay all or any portion of the outstanding principal and accrued interest at any time, without penalty or premium.

Any partial prepayment shall be made on a pro rata basis among all holders of similar notes then outstanding, unless the Company elects to prepay Investors with outstanding repayment requests first.

Any prepayment shall include all accrued and unpaid interest through the date of payment.

8. Place and Method of Payment

All amounts payable under this Note shall be paid to the Investor at the address or account designated by the Investor in writing, including via electronic transfer.

9. Events of Default; Remedies

9.1 Events of Default

Each of the following shall constitute an Event of Default:

(a) Failure to pay any principal or interest within thirty (30) business days after it becomes due;

(b) The Company initiates bankruptcy, insolvency, or similar proceedings;

(c) An involuntary bankruptcy proceeding is commenced and not dismissed within sixty (60) days;

(d) A material breach of this Note that remains uncured for thirty (30) days after written notice;

(e) Default on other material indebtedness exceeding $500,000.

9.2 Acceleration

Upon the occurrence of an Event of Default, holders of a majority of outstanding principal may declare all unpaid principal and accrued interest immediately due and payable.

10. No Governance Rights

This Note represents a loan only and does not grant the Investor any ownership, voting, or management rights in the Company.

11. Unsecured; Ranking

This Note is an unsecured obligation of the Company and shall rank pari passu with all other similar community promissory notes issued by the Company. The Company may incur secured or unsecured indebtedness that is senior in right of payment or security to this Note.

12. Transfer Restrictions

This Note may not be transferred except in compliance with applicable securities laws, including Regulation CF.

For a period of one (1) year following issuance, this Note may not be transferred except:

- to the Company
- to an accredited investor

- to a family member or trust
- in connection with death or divorce
- or as otherwise permitted under Regulation CF

Any transfer remains subject to Company approval; provided that the Company shall not unreasonably delay or withhold approval of any transfer permitted under applicable law.

The Company shall respond to transfer requests within ten (10) business days of receiving required documentation.

Transfer requests shall be submitted through the Company's standard form together with any documentation reasonably required by law; incomplete submissions shall toll the ten (10) business day response period until completed.

13. Governing Law

This Note shall be governed by the laws of the State of California.

14. Reporting; Information Rights

The Company shall provide the Investor with:

(a) annual financial summaries; and

(b) reasonable information necessary to understand repayment timing and available liquidity under this Note.

Such information shall be provided on a basis consistent with the Company's internal financial reporting practices.

15. Amendments

This Note may be amended with the consent of the Company and holders of a majority of outstanding principal, except that no amendment shall reduce principal or interest payable to an Investor without such Investor's consent.

No amendment for any holder shall, solely by reason of such amendment, entitle any other holder to equivalent or more favorable terms.

16. Benefit Corporation Purpose; Impact Alignment

16.1 Public Benefit Commitment

The Company is a California benefit corporation organized to create a general public benefit and such specific public benefits as set forth in its governing documents.

The Company shall not rely on this Section to defer or avoid payment obligations beyond the limitations expressly set forth in Section 6.

16.2 Stakeholder and Mission Considerations

In exercising discretion under this Note, including with respect to repayment timing and cash reserve management, the Company may consider, alongside its obligations under this Note:

(a) the long-term sustainability of its operations;

(b) the creation of positive social and environmental impact; and

(c) the interests of stakeholders including customers, employees, community, and the environment.

The Company shall exercise such discretion in good faith and in a manner consistent with its obligations under this Note.

16.3 Impact Reporting

Upon written request no more than once per year, the Company shall provide a brief summary of material initiatives undertaken to advance its public benefit purposes, which may be satisfied by providing any publicly available benefit report.

16.4 No Fiduciary Expansion; No Default

This Section 18 does not create any fiduciary duty to the Investor beyond those existing at law or under this Note, does not confer governance or voting rights, and noncompliance shall not constitute an Event of Default.

17. Notices

All notices under this Note shall be in writing and deemed given when delivered personally, sent by overnight courier, certified mail, or electronic mail with confirmation, to the addresses designated by the parties.

18. Assignment; Successors

Subject to Section 13, this Note shall bind and inure to the benefit of the parties and their permitted successors and assigns.

19. Severability

If any provision of this Note is held invalid or unenforceable, the remaining provisions shall remain in full force and effect.

20. Counterparts; Electronic Signatures

This Note may be executed in counterparts and by electronic signature, each of which shall be deemed an original.

21. Administrative Matters

23.1 Administrative Agent; Platform. The Company may designate an administrative agent or third-party platform to manage notices, elections, repayment requests, Café Credit issuance, and reporting. Actions taken by such agent within its authority shall be deemed actions of the Company.

23.2 Standard Forms and Electronic Processes. The Company may require use of standardized electronic forms and processes for repayment requests, Café Credit elections, and transfer requests. The Company shall provide reasonable access to such forms and processes.

SIGNATURES

BORROWER

Graton Station Benefit Corporation

By: *Founder Signature*

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

LENDER

Signature: *Investor Signature*

Name: [INVESTOR NAME]

[INVESTOR TITLE]

[EFFECTIVE DATE]